Exhibit 99.1

RedCloud Repays All Convertible Notes In Full

Following repayment, there are no convertible notes outstanding and RedCloud intends to deregister the unsold ordinary shares under the applicable registration statement to extinguish the related resale overhang.

LONDON, October 26, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), which is building the AI prediction infrastructure for global FMCG trade, today announced that it has fully repaid the outstanding amounts under the senior convertible notes issued in February 2026 (the “Senior Convertible Notes”) using proceeds from a non-dilutive shareholder loan. Following repayment, the Senior Convertible Notes have been fully satisfied and extinguished and the Company plans to deregister the unsold ordinary shares under the applicable registration statement.

David Sturgeon, Chief Financial Officer of RedCloud, said: “Repaying the Senior Convertible Notes in full strengthens the Company’s capital structure and removes the potential dilution from these instruments. We appreciate the support from our largest shareholder to complete the transaction. Now that we are also implementing steps to reduce our operating cost base, the Company can move forward with a cleaner capital structure.”

About RedCloud

RedCloud Holdings plc (Nasdaq: RCT) builds AI infrastructure for the prediction of FMCG trade. More than $8.4 billion of FMCG transactions have passed through its infrastructure between early 2023 and June 2026, across more than 100,000 customers and 6,700 brands. RedCloud uses this proprietary transaction data to develop RAID (Real-time AI for Distribution), its prediction model for distribution, and deploys its infrastructure and associated products (“RedAI”) either directly or through joint ventures with partners who fund and operate local markets.

RedCloud is a British company registered in London. Justin Floyd is its Founder and Chief Executive Officer. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements include, without limitation, statements regarding the expected improvement in the Company’s capital structure. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, plans to deregister unsold ordinary shares or implementation of steps to reduce the Company’s operating cost base. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise these forward-looking statements except as required by law.

Contacts

Investor Relations

investor.relations@redcloudtechnology.com

Media Relations

media@redcloudtechnology.com